500 Capitol Mall, Suite 1800
Sacramento, CA 95814
Telephone:  916-930-2500
Fax:  916-930-2501
www.lockelord.com

Ryan A. Oliver
Direct Telephone:  916-930-2532
Direct Fax:  916-244-0857
roliver@lockelord.com

November 22, 2011

Via EDGAR

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549

Re:         CalciTech Ltd.
Form 20-F/A for the Fiscal Year ended December 31, 2010
Filed September 28, 2011
File No. 0-20420

Dear Mr. O’Brien:

On behalf of our client CalciTech Ltd., a corporation formed under the laws of Bermuda (the “Company”), we hereby respond to the Staff’s comment letter of October 12, 2011, issued in connection with the Company’s Form 20-F/A for the year ended December 31, 2010 filed with the Commission on September 28, 2011.

The following responses are numbered to correspond to the questions set forth in the Staff’s comment letter.  For your convenience, the Staff’s comments are indicated in italics followed by our response.

Item 17. Financial Statements, page 37

Report of Independent Auditors

1.           In prior filings the audit report included a paragraph with the standard language for a going concern emphasis, with the exception that the word “substantial,” required by paragraph 12 of AU Section 341, was missing.  In response to our comment on this matter, the auditors removed the going concern paragraph.  There remains an emphasis paragraph on the uncertainty over carrying value of the intangible assets.  The language in this emphasis paragraph, on its own, may confuse readers as to the conclusions reached by the auditors with respect to your ability to continue as a going concern.  Also, you have a footnote addressing going concern and risk factor disclosure documenting “uncertainty of continuing as a going concern.”  Please provide an explanation from your auditors of how they determined it was appropriate to remove the going concern language between the amendment dated August 25 and the most recent amendment dated September 28.  If applicable, the explanation should include a discussion of the procedures performed to remove the doubt that existed at the date of the prior amendment.  Provide an amendment with a revised audit report that meets the requirement of AU Section 341.

Securities and Exchange Commission
November 22, 2011

In response to the Staff’s comments, the Company has enclosed a letter from its independent auditors explaining the change in their report between the amendment dated August 25 and the amendment dated September 28.

We believe that the foregoing addresses all of the Staff’s comments contained in its letter dated October 12, 2011.  Should you have any questions regarding the foregoing, please do not hesitate to contact me at (916) 930-2532.

 Very truly yours,

                     /s/ Ryan A. Oliver

 Ryan A. Oliver

RAO:dh
Enclosure

cc: Jeffrey Gordon

03 November 2011 G. Long Esq., CalciTech Group Limited CP261 10 Route de L'Aeroport GENEVA 1215 Switzerland	HW Fisher & Company
Our Ref: CJH 902/C253200

Dear Geoff,

CalciTech (the "Company")
Form 20-F/A for the Fiscal year ended December 31, 2010
Filed September 28, 2011
File No. 0-20420

I refer to the letter addressed to the Company issued by the US SEC, dated 12 October 2011 (but received by us on 3 November 2011) which requested an explanation of the justification of our removal of the paragraph in our audit opinion that referred to our "doubt" as regards going concern status of the Group.

Going Concern

At the request of the SEC (on 12 September 2011) we re-considered the wording in our audit report on the Group.

I would note that upon signing the original report, it was and still is our preference to have included a reference to "doubt", however, the SEC was insistent that our report make reference to "substantial doubt" or make no reference at all.

After due consideration we noted to you that on the basis that:

• EAM has historically proved continuing financial support;
• a facility agreement is in place with EAM;
• EAM has signed a letter of support to the Company;
•	the directors have no reason to believe that EAM would withdraw or would not be able to provide support for the period they have committed to; and
•
adequate disclosure of the financial position and dependence on EAM has been made in the basis of preparation note to the accounts and as such the reader is aware of the current financial position and reliance on 3rd party funding

Our doubt could not be deemed to be "substantial".

I would also note that on the basis of our review of the financial projections provided to us by the Directors for the 12 month period from the date of our audit report although we have been unable to obtain evidence as to EAM's financial position and some element of doubt does exist, we are comfortable that substantial doubt as to the ability of the Group to continue as a going concern for a reasonable period of time does not exist and this has been removed from our opinion.

Carrying Value of Intangibles

We note the SEC's comments as regards the wording of our emphasis paragraph on the uncertainty of the carrying value of the intangibles.

I would note that even if the client had undertook a full write-down of its intangible assets, at the time of signing of the audit report, the Group would still remain a going concern; with the support of EAM it would be able to meet its liabilities for a reasonable period of time. At the date of the audit report, the two matters were not connected. We would therefore not seek to make any further amendment to our report.

I trust that this is sufficient for you to make your response to the SEC.

With kind regards

Yours sincerely,

/s/ Carolyn Hazard

    Carolyn Hazard
Partner
HW Fisher & Company